O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File#4269
March 23, 2007
VIA EDGAR &
FACSIMILE (202-772-9369)
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Attention: Gary A. Newberry, Staff Accountant

Dear Sirs:

RE:	TERRACE VENTURES INC. (the “Company”)
	-	SEC File Number 000-50569
	-	Form 10-KSB for Fiscal Year Ended April 30, 2006 Filed August 14, 2006

We write on behalf of the Company in response to your comment letter dated February 13, 2007 and our discussions with you on March 13, 2007, regarding the above referenced filing of the Company (the “Comment Letter”). Please find attached as Schedule “B” to this letter the requested acknowledgement of the Company. We provide below our responses to the comments made in the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3

1.

THE REPORT STATES THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH U.S. AUDITING STANDARDS. IN AN AMENDED FILING, PROVIDE AN AUDIT REPORT STATING THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES).

The Company’s independent registered accountant has revised its audit report to the audited financial statements for the year ended April 30, 2006 (the “2006 Audited Financials”). Please see the revised audit report included in Schedule “A” to this response letter.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT, PAGE F-5

2.

YOU HAVE PRESENTED YOUR NET LOSS TO THE NEAREST ONE-TENTH OF A CENT PER SHARE. REVISE YOUR PRESENTATION OF EARNINGS PER SHARE TO THE NEAREST CENT IN ORDER NOT TO IMPLY A GREATER DEGREE OF PRECISION THAN EXISTS.

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Gary A. Newberry, Staff Accountant
March 23, 2007

The Company has revised the presentation of the earnings per share in the 2006 Audited Financials as requested. Please see the revised 2006 Audited Financials included in Schedule “A” to this response letter.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRO-FORMA COMPENSATION EXPENSE, F-9

3.

THIS FOOTNOTE STATES NO OPTIONS WERE ISSUED. OTHER DISCLOSURES IN THE DOCUMENT BUT OUTSIDE THE FINANCIAL STATEMENTS ON PAGE 29 INDICATE 200,000 VESTED OPTIONS WERE ISSUED IN THE FISCAL YEAR ENDED APRIL 30, 2006. REVISE YOUR FOOTNOTE DISCLOSURES ACCORDINGLY OR TELL US WHY SUCH REVISION IS NOT NEEDED.

The Company has included the disclosure respecting the issuance of the above referenced options in the 2006 Audited Financials as requested. Please see the revised 2006 Audited Financials included in Schedule “A” to this response letter.

EXHIBIT 31.1

4.

INCLUDE A CORRECTLY WORDED CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT IN YOUR AMENDED FILING. WE NOTE THAT THE FIRST NUMBERED PARAGRAPH REFERS TO “THE REGISTRANT”. THIS PHRASE SHOULD BE REMOVED FROM THIS LINE, AND BE REPLACED WITH THE TERM “SMALL BUSINESS ISSUER” HERE AND ELSEWHERE AS APPROPRIATE THROUGHOUT THE DOCUMENT. YOU SHOULD ALSO REMOVE THE DESCRIPTIVE TITLE INCLUDED ABOVE THE WORD “CERTIFICATIONS” AT THE TOP OF THE DOCUMENT. FOR FURTHER GUIDANCE, PLEASE REFER TO THE INSTRUCTIONS TO REGULATION S-B, ITEM 601 (a)(31).

The Company has revised its Section 302 Certification to exclude references to the term “registrant” and replaced this term with references to “small business issuer” as requested. With respect to the latter part of the comment, there is no additional disclosure above the word “Certifications”. There is a coded reference to the exhibit number placed by the Company’s EDGAR filing service but this is not part of the certification. Please see the revised Exhibit 31.1 included in Schedule “A” to this response letter.

ENGINEERING COMMENTS

GENERAL

5.

SEPARATE FROM THIS FILING, PROVIDE A WRITTEN CONSENT FROM ANY EXPERTS (I.E. PAUL REYNOLDS) WHOSE NAME IS CITED, AND/OR WHOSE WORK IS INCORPORATED WITHIN THIS DOCUMENT. THE CONSENTS SHOULD CONCUR WITH THE SUMMARY OF THE INFORMATION IN THE REPORT DISCLOSED, AND AGREE TO BEING NAMED IN THE REGISTRATION STATEMENT.

The Company has previously enclosed the requested consent.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Gary A. Newberry, Staff Accountant
March 23, 2007

RECOMMENDATIONS OF GEOLOGICAL REPORT AND GEOLOGICAL EXPLORATION PROGRAM, PAGE 11

6.

PLEASE PROVIDE COPIES OF THE GEOLOGIC REPORTS AS PREPARED BY MR. PAUL REYNOLDS, SEPARATE FROM THIS FILING. ONE REPORT, THE GEOLOGICAL EVALUATION OF THE PEACH CLAIM, WAS COMPLETED IN SEPTEMBER 2001 AND THE OTHER REPORT, THE PHASE II EXPLORATION RESULTS, WAS COMPLETED IN JULY 2005. IF POSSIBLE, PLEASE PROVIDE THIS INFORMATION ON A COMPUTER DISK (CD), FORMATTED AS AN ADOBE PDF FILE. IN THE EVENT YOUR COMPANY DEEMS THIS CONFIDENTIAL INFORMATION AND/OR DESIRES ITS RETURN, PLEASE MAKE A WRITTEN REQUEST WITHIN THE LETTER OF TRANSMITTAL, LABEL THE INFORMATION AND/OR REPORTS AS CONFIDENTIAL, AND INCLUDE A PRE-PAID, PRE-ADDRESSED FEDERAL EXPRESS SHIPPING LABEL TO FACILITATE THE RETURN OF THIS SUPPLEMENTAL INFORMATION.

The Company has previously enclosed a CD containing the requested geological reports.

The Company has incorporated the above noted amendments into its draft of the amended Form 10-KSB/A for the year ended April 30, 2006 (the “Amended 10-KSB”) attached as Schedule “A” hereto. The Company intends to file the Amended 10-KSB on EDGAR on or before April 30, 2007.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

CYN/dml

Enclosures

cc:	Terrace Ventures Inc.
Attn: Howard Thomson,
Chief Executive Officer & Chief Financial Officer

Schedule “A”

Amended Form 10-KSB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

(Mark One)

[ X ] Annual Report Under Section 13 Or 15(d) Of The Securities Exchange Act Of 1934
For the fiscal year ended April 30, 2006

[ ] Transition Report Under Section 13 Or 15(d) Of The Securities Exchange Act Of 1934
For the transition period from _____to _____

COMMISSION FILE NUMBER: 000-50569

TERRACE VENTURES INC.
(Name of small business issuer in its charter)

NEVADA	91-2147101
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Suite 202, 810 Peace Portal Drive,
Blaine, WA	98230
(Address of principal executive offices)	(Zip Code)

(360) 220-5218
Issuer's telephone number

Securities registered under Section 12(b) of the Exchange Act: NONE.

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 Par Value Per Share.

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

State issuer's revenues for its most recent fiscal year. $NIL

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.): $4,537,473 as of April 28, 2006.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date. 31,949,920 Shares of Common Stock as of April 30, 2006.

Transitional Small Business Disclosure Format (check one): Yes [ ] No [ X ]

1

EXPLANATORY NOTE

Terrace Ventures Inc. (the "Company") is amending this Annual Report on Form 10-KSB for the year ended April 30, 2006 for the following reasons:

(i)

The Company’s independent registered accountants have made a minor correction to the audit report to the accompanying audited financials for the year ended April 30, 2006 (the “Audited Financials”) to state that the audit was conducted in accordance with the standards of the public company accounting oversight board.

(ii)

The Company made minor corrections to the presentation of the net loss per share in the statements of operations and accumulated deficit in the accompanying Audited Financials to revise presentation of earnings per share to the nearest cent.

(iii)	The Company revised Note 9 to the accompanying Audited Financials to disclose the issuance of 200,000 vested stock options issued in the fiscal year ended April 30, 2006.

Other than the foregoing items, no part of the Annual Report on Form 10-KSB filed on August 14, 2006 is being amended, and the filing of this Amended Annual Report on Form 10-KSB/A should not be understood to mean that any other statements contained therein are untrue or incomplete as of any date subsequent to August 14, 2006.

ITEM 7. FINANCIAL STATEMENTS.

2

TERRACE VENTURES INC.

FINANCIAL STATEMENTS

APRIL 30, 2006 AND APRIL 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Terrace Ventures Inc.
Blaine, Washington

We have audited the accompanying balance sheets of Terrace Ventures Inc., an exploration stage company, as of April 30, 2006 and April 30, 2005, and the related statements of operations and accumulated deficit, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and for the period February 20, 2001 (date of inception) to April 30, 2006. These financial statements are the responsibility of Terrace Ventures Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terrace Ventures Inc., an exploration stage company, as of April 30, 2006 and April 30, 2005, and the results of its operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended, and for the period February 20, 2001 (date of inception) to April 30, 2006, in conformity with accounting principles generally accepted in The United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental statement of operating expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sarna & Company

Sarna & Company,
Certified Public Accountants
Westlake Village, California
July 19, 2006

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS

	APRIL 30,	APRIL 30,
	2006	2005

ASSETS

Current Assets:
Cash	$171	$22
Receivable – Trust	576	-0-

Total Current Assets	747	22

Other Asset – Investment	-0-	-0-

TOTAL ASSETS	$747	$22

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts Payable and
Accrued Expenses	$73,478	$51,250
Due to Shareholder	21,150	-0-

Total Current Liabilities	94,628	51,250

Stockholders' Equity:
Common Stock, $0.001 par value
400,000,000 shares authorized,
31,949,920 and 7,042,500 shares
issued	31,950	704
Additional Paid in Capital	996,280	82,546
Deficit Accumulated During
The Exploration Stage	(1,122,111)	(134,478)

Total Stockholders' Equity (Deficit)	(93,881)	(51,228)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$747	$22

See Notes to Financial Statements.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	YEAR ENDED	YEAR ENDED	INCEPTION to
	APRIL 30, 2006	APRIL 30, 2005	APRIL 30, 2006

Revenues	$-0-	$-0-	$-0-

Operating Expenses	(59,153)	(37,532)	(193,631)

Loss Before Other Income
And Expenses	(59,153)	(37,532)	(193,631)

Other Expense:
Unrealized Loss
on Investment	(928,480)	-0-	(928,480)

Loss Before Provision for
Income Taxes	(987,633)	(37,532)	(1,122,111)

Provision for Income Taxes	-0-	-0-	-0-

Net Loss	(987,633)	(37,532)	(1,122,111)

Accumulated Deficit,
Beginning of Period	(134,478)	(96,946)	-0-

Accumulated Deficit,
End of Period	$(1,122,111)	$(134,478)	$(1,122,111)

Net Loss per Share	$(0.03)	$(0.00)	$(0.04)

Weighted Average
Shares Outstanding	31,949,920	28,170,000	25,659,722

See Notes to Financial Statements.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

							Deficit
							Accumulated
	Common Stock				Additional		During the		Total
			Dollar		Paid in		Exploration		Stockholders'
	Shares		Amount		Capital		Stage		Equity (Deficit)
Inception,
February 20, 2001	----	$	----	$	----	$	----	$	----

Common Stock Issued
$0.001 per share
April 9, 2001	4,000,000		400		3,600		----		4,000

Net Loss, Period Ended
April 30, 2001	----		----		----		(1,410)		(1,410)

Balances, April 30, 2001	4,000,000		400		3,600		(1,410)		2,590

Common Stock Issued
$0.01 per share
August 15, 2001	2,500,000		250		24,750		----		25,000

Net Loss, Period Ended
April 30, 2002	----		----		----		(19,196)		(19,196)

Balances, April 30, 2002	6,500,000		650		28,350		(20,606)		8,394

Common Stock Issued
$0.10 per share
September 30, 2002	142,500		14		14,236		----		14,250

Net Loss, Period Ended
April 30, 2003	----		----		----		(17,632)		(17,632)

Balances, April 30, 2003	6,642,500		664		42,586		(38,238)		5,012

Common Stock Issued
$0.10 per share
November 6, 2003	400,000		40		39,960		----		40,000

Net Loss, Period Ended
April 30, 2004	----		----		----		(58,708)		(58,708)

Balances, April 30, 2004	7,042,500		704		82,546		(96,946)		(13,696)

Net Loss, Period Ended
April 30, 2005	----		----		----		(37,532)		(37,532)

Balances, April 30, 2005	7,042,500		704		82,546		(134,478)		(51,228)

See Notes to Financial Statements.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

				Deficit
				Accumulated
	Common Stock		Additional	During the	Total
		Dollar	Paid in	Exploration	Stockholders'
	Shares	Amount	Capital	Stage	Equity (Deficit)

Balances, April 30, 2005	7,042,500	704	82,546	(134,478)	(51,228)

Common Stock Issued
$1.00 per share
November 23,2005	500,000	50	499,950	----	500,000

4-for-1 Stock Split,
December 19, 2005	22,627,500	29,416	(29,416)	----	----

Common Stock Issued
$0.25 per share
February 3, 2006	400,000	400	99,600	----	100,000
Common Stock Issued
$0.25 per share
March 13, 2006	380,000	380	94,620	----	95,000

Common Stock Issued
$0.25 per share
March 31, 2006	999,920	1,000	248,980	----	249,980

Net Loss, Period Ended
April 30, 2006	----	----	----	(987,633)	(987,633)

Balances, April 30, 2006	31,949,920	$31,950	$996,280	$(1,122,111)	$(93,881)

See Notes to Financial Statements.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	YEAR ENDED	YEAR ENDED	INCEPTION to
	APR 30, 2006	APR 30, 2005	APR 30, 2006
Cash Flows from
Operating Activities:

Net Loss	$(987,633)	$(37,532)	$(1,122,111)
Unrealized Loss on Investment	928,480	-0-	928,480
(Increase) in Receivable-Trust	(576)	-0-	(576)
Increase in Accounts Payable	22,228	24,420	73,478
Increase in Due to Shareholder	21,150	-0-	21,150

Net Cash Used by
Operating Activities	(16,351)	(13,112)	(99,579)

Cash Flows from
Investing Activities:

Investment in Stock	(928,480)	-0-	(928,480)

Net Cash Used by
Investing Activities	(928,480)	-0-	(928,480)

Cash Flows from
Financing Activities:

Proceeds from Issuance of
Common Stock	944,980	-0-	1,028,230

Net Cash Provided by
Financing Activities	-0-	-0-	1,028,230

Net Increase (Decrease) in Cash	149	(13,112)	171

Cash at Beginning of Period	22	13,134	-0-

Cash at End of Period	$171	$22	$171

See Notes to Financial Statements.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Terrace Ventures Inc. was incorporated on February 20, 2001 in the state of Nevada. The Company acquires and develops certain mineral rights in Canada.

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Exploration Stage Company

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. The Company is primarily engaged in the acquisition and exploration of mining properties. Upon the location of commercially minable reserves, the Company plans to prepare for mineral extraction and enter the development stage.

Pro Forma Compensation Expense

The Company accounts for options and restricted stock granted to employees and directors in accordance with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an amendment of FASB Statement No. 123 and related interpretations. As such, compensation expense is recorded on stock option and restricted stock grants based on the fair value of the options or restricted stock granted, which is estimated on the date of grant using the Black-Scholes option-pricing model for stock options granted, and is recognized on a straight-line basis over the vesting period.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Mineral Property Acquisition and Exploration Costs

The Company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects, therefore, all costs are being expensed.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investments

Investments that are purchased in other companies are valued at cost less any impairments in the value that are other than temporary in nature.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the periods ended April 30, 2006 and April 30, 2005 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently rents administrative office space under a monthly renewable contract.

Litigation

The Company is not presently involved in any litigation.

NOTE 4 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

NOTE 5 – GOING CONCERN

Future issuances of the Company’s equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company’s present revenues are insufficient to meet operating expenses.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – GOING CONCERN - CONTINUED

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $1,122,111 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 6 – STOCK SPLIT

On December 19, 2005, the Company completed a four-for-one forward split of its issued and outstanding common stock. As a result of this stock split, the Company’s authorized capital increased from 100,000,000 shares of common stock with a par value of $0.001 per share, of which 7,542,500 shares were issued and outstanding, to 400,000,000 shares of common stock with a par value of $0.001 per share, of which 30,170,000 were issued and outstanding as of December 19, 2005.

As a result of this stock split, weighted average shares outstanding and earnings per share for the year ended April 30, 2005 and for the period February 20, 2001 to April 30, 2006 have been restated for the effect of the split.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – INVESTMENT IN CLOSELY HELD STOCK

During the year ended April 30, 2006, the Company acquired a 5.9% interest in Sporg Corporation, a Nevada Corporation located in Vancouver, Canada, with the intention of executing an Agreement and Plan of Merger. This investment was recorded under the cost method of accounting, as there is no available market for these shares. The cost of these 1,428,429 shares, totaling $928,480, have been reduced for a permanent decline in value to zero, with the resulting unrealized loss of $928,480 reported in the year ended April 30, 2006.

To fund this acquisition, on November 23, 2005 the Company’s director authorized a private placement of 4,000,000 post-split shares of the Company’s common stock, at a price of $0.25 per share. As of April 30, 2006, 3,779,920 shares of the Company’s common stock were issued at a price of $0.25 per share, for a total of $944,980.

NOTE 8 – SUBSEQUENT EVENTS

On May 26, 2006, the Company entered into a merger agreement with Sporg Corporation. In connection with this agreement, the Company approved a private placement of its common stock of up to 2,000,000 shares at a price of $0.30 per share to permit it to provide up to $525,000 of interim financing to Sporg pending completion of the merger. On July 10, 2006, the merger agreement expired and was not extended by the parties.

On May 24, 2006, the Company issued 60,000 shares of its common stock at a price of $0.25 per share for a total of $15,000. This issuance represents part of a private placement of 4,000,000 shares of common stock approved by the Company’s director on November 23, 2005.

On June 6, 2006, the Company issued 160,080 shares of its common stock at a price of $0.25 per share, for a total of $40,020. This issuance represents the balance of a private placement of 4,000,000 shares of common stock approved by the Company’s director on November 23, 2005.

On June 5, 2006, the Company acquired on a private placement basis 161,538 shares of common stock of Sporg Corporation, at a price of $0.65 per share, for a total of $105,000, in furtherance of the proposed merger agreement between the Company and Sporg Corporation.

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 – STOCK OPTIONS

On March 21, 2006, the Company entered into a stock option agreement with a director of the Company. The options provide for the purchase of 200,000 shares of Company common stock at $0.27 per share. Compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company’s stock at the date of grant over the amount the recipient must pay to acquire the stock. At the date of grant, fair market value approximated the strike price. The options expire on March 21, 2008.

SUPPLEMENTAL STATEMENT

TERRACE VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF OPERATING EXPENSES

	YEAR ENDED	YEAR ENDED	INCEPTION to
	APRIL 30,2006	APRIL 30,2005	APRIL 30, 2006

Operating Expenses
Accounting	$11,080	$7,240	$35,740
Exploration Expense	-0-	-0-	24,266
Legal	34,039	19,102	76,138
Office Administration	6,000	6,000	26,500
Office Expenses	1,152	119	2,769
Regulatory Expenses/Fees	3,882	1,747	9,923
Rent	3,000	3,000	13,950
Telephone	-0-	-0-	1,344
Travel & Entertainment	-0-	324	3,001

Total Operating Expenses	$59,153	$37,532	$193,631

See Notes to Financial Statements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACE VENTURES INC.

Date:	By:
HOWARD THOMSON
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer
(Principal Executive Officer and Principal Financial Officer)
Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	By:
HOWARD THOMSON
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer
(Principal Executive Officer and Principal Financial Officer)
Director

Date:	By:
GORDON F. BURLEY
Director

CERTIFICATIONS

I, Howard Thomson, certify that;

(1)	I have reviewed this Annual Report on Form 10-KSB/A of Terrace Ventures Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

(5)

I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:

________________________________
By:	HOWARD THOMSON
Title:	Chief Executive Officer, and
Chief Financial Officer

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Howard Thomson, Chief Executive Officer and Chief Financial Officer of Terrace Ventures Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 10-KSB/A of the Company, for the fiscal year ended April 30, 2006, and to which this certification is attached as Exhibit 32.1 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:
Name:	HOWARD THOMSON
Title:	Chief Executive Officer and
Chief Financial Officer
Date:

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the the Company and will be retained by the the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 10-KSB to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 10-KSB), irrespective of any general incorporation language contained in such filing.

Schedule “B”

Acknowledgment

TERRACE VENTURES INC.
810 PEACE PORTAL DRIVE, SUITE 202
BLAINE, WA 98230
Tel: (360) 220-5218

March 23, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Attention: Gary A. Newberry, Staff Accountant

Dear Mr. Newberry:

Re:	Terrace Ventures Inc. (the “Company”)
	-	SEC File Number 000-50569
	-	SEC Comment Letter dated February 13, 2007 (the “Comment Letter”)
	-	Form 10-KSB for Fiscal Year Ended April 30, 2006 Filed August 14, 2006

In connection with the Comment Letter, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TERRACE VENTURES INC.

/s/ Howard Thomson

Howard Thomson
President, Secretary and Treasurer